T 952-947-7777 | 7201 Metro Boulevard | Minneapolis, Minnesota 55439

May 22, 2009

Via EDGAR

Securities and Exchange Commission

Attention:  Larry Spirgel

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Regis Corporation
Form 10-K for Fiscal Year Ended June 30, 2008
Filed August 29, 2008

Form 10-Q for Fiscal Quarter Ended December 31, 2008
File No. 1-12725

Dear Mr. Spirgel:

On behalf of Regis Corporation (“Regis” or the “Company”), we hereby respond to the Staff’s comment letter dated April 27, 2009.  This letter contains the responses to the Staff’s comments.  The Staff’s comments have been reproduced here in italics and the Company’s responses are detailed under those comments.

Form 10-K for Fiscal Year Ended June 30, 2008

Note 3.  Acquisitions, Investments in Affiliates and Loans, page 85

Investment in MY Style, page 91

1.               We note your response to prior comment 8.  Please address the following items:

•                  Tell us your consideration of EITF 02-14 in determining that the application of the equity method based on the conversion feature associated with the notes was appropriate.

•                  Tell us your consideration of EITF 96-19 in determining your accounting treatment of the New Exchangeable Notes which replaced the Original Exchangeable Notes on September 24, 2008.  Explain for us why a reduced principal amount is now exchangeable for a greater equity ownership interest in MY Style Co., Ltd.

Response

As noted in our earlier response, the Company’s total investment in MY Style was $11.6 million and $17.9 million as of June 30, 2008 and December 31, 2008, respectively. A portion of the Original Exchangeable Notes (as defined in the Company’s prior response) contains an exchange feature akin to a deep-in-the-money option permitting the Company to purchase 14.7% of the outstanding common shares of MY Style. The option is embedded in the notes and does not meet the criteria for separate accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

In response to your comment, the Company reevaluated EITF No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock (EITF 02-14), to determine whether the exchangeable portion of the exchangeable notes is in-substance common stock.  Based on the criteria in EITF 02-14, the Company revisited its accounting treatment and believes that the characteristics of in-substance common stock have not been met and therefore had incorrectly accounted for the New Exchangeable Notes (as defined in the Company’s prior response) under the equity method of accounting since September 2008.  The impact to the Company’s Statement of Operations for the quarters ended September 30, 2008, December 31, 2008 and March 31, 2009 was $0, a $50,000 loss and $0, respectively.  Beginning in the fourth quarter of the current fiscal year, the Company will begin accounting for the New Exchangeable Notes as a loan pursuant to its terms under SFAS No. 114, Accounting by Creditors for Impairment of a Loan.  The Company will reverse the immaterial equity method loss recorded to date in the fourth quarter of the current fiscal year.

On September 24, 2008, the Company reached an agreement with MY Style to modify the Original Exchangeable Notes to provide for an increase in the Company’s option to purchase 14.7% of the outstanding common shares to an option to purchase 27.1% of the outstanding common shares and to reduce the Company’s strike price paid upon election to exercise.  The Company also agreed to lend an additional $2.9 million and extend the due date on the majority of the principal to 2011. The expiration date of the Company’s option was likewise extended to 2011. In response to your comment, the Company considered EITF No. 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments (EITF 96-19), when determining the accounting treatment of the modification to the exchangeable notes as well as guidance under SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases (an Amendment of FASB Statements No. 13, 60, and 65 and a Rescission of FASB Statement No. 17) (SFAS 91) and  EITF No. 01-7, Creditor’s Accounting for a Modification or Exchange of Debt Instruments (EITF 01-7) to determine the accounting treatment of the modification of the exchangeable notes.

The Company determined that the modifications to the Original Exchangeable Notes on September 24, 2008 were more than minor and the Company should have accounted for the loan modification as an extinguishment pursuant to SFAS 91 par. 12 and EITF 01-7 par. 6. The Company believes that there was a significant change in cash flows when employing EITF 96-19 by analogy to a creditor’s position.  The increase in fair value of the conversion feature related to the exchangeable notes immediately before and after the modification was determined by the Company to be $1.9 million.  However, based upon the overall fair value of the New Exchangeable Notes on the date of modification, the Company should have recorded a loss of $1.487 million during the three months ended September 30, 2008.  In addition, as portions of the New Exchangeable Notes were previously accounted for under the equity method, the Company should also have recognized foreign currency transaction gains during the three months ended September 30, 2008 of $529,000.  The reconsideration of the accounting for the modification of the Original Exchangeable Notes and the resulting loss of $1.487 million and the related foreign currency transaction gain of $529,000 on the exchangeable notes resulted in a net reduction of the Company’s net income for the three months ended September 30, 2008 of $958,000.

The Company performed an analysis of the misstatements based on the guidance provided in SEC Staff Accounting Bulletin: No. 99, Assessing Materiality (SAB No. 99).  The summary of the quantitative factors considered in the Company’s SAB No. 99 analysis outlined below take into consideration the misstatement discussed above in the first quarter, the reversal of the equity method loss of $50,000 and the impact of foreign currency transaction gains of $856,000 in the second quarter and the impact of $115,000 of foreign currency transaction losses in the third quarter.

Quantitative Considerations:

•                   The net impact of the errors on the Company’s income from continuing operations for the three months ended September 30, 2008 is a reduction of $958,000 or 6.0%.

•                   The net impact of the errors on the Company’s loss from continuing operations for the three and six months ended December 31, 2008 is a reduction of $906,000 or 3.5% and an increase of $52,000 or 0.5%, respectively.

•                   The net impact of the errors on the Company’s income from continuing operations for the three and nine months ended March 31, 2009 is a reduction of $115,000 or 0.5% and $167,000 or 1.5%, respectively.

•                   Based on our latest projections, we believe the net impact of correcting the cumulative errors of $167,000 to income from continuing operations for the three months and the fiscal year ended June 30, 2009 will be reductions of 0.8% and 0.5%, respectively.

In addition to evaluating the errors from a quantitative standpoint, the Company also evaluated the errors qualitatively and did not note any qualitative factors that would cause the above errors to be material to any of the periods referenced above.

Based on the assessment of both quantitative and qualitative factors, the Company does not believe that the misstatements were material to the financial statements for the periods referenced above.  The Company will record the correcting entries in the fourth quarter of fiscal year 2009.  In addition, the Company will provide transparent disclosure of the impact of these errors in the footnotes to the consolidated financial statements and management’s discussion and analysis.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Note 6.  Acquisitions, Investment In and Loans to Affiliates, page 16

2.               Please explain why the carrying value of several of your investments as of June 30, 2008, as listed on page 17, differs from the carrying value disclosed at page 89 in your Form 10-K for the year ended June 30, 2008.

Response

The table on page 89 of the Company’s Form 10-K presents the carrying value of its investments in affiliates as of June 30, 2008.  Beginning with the fiscal quarter ended September 30, 2008 the Company began presenting the carrying amount of its investments and loans to affiliates together to increase transparency. The amount of any loan outstanding is separately disclosed in the narrative of each investment.   The table on page 17 of the Company’s Form 10Q for the fiscal quarter ended December 31, 2008 includes both the carrying amount of the Company’s investments and the carrying amount of the Company’s loans to affiliates.  The Company’s loans to affiliates were included in other assets in the Company’s Form 10-K.

As specifically requested by the Commission, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please do not hesitate to contact me at (952) 947-7777.

Sincerely,

/s/ Randy L. Pearce
Randy L. Pearce
Senior Executive Vice President,
Chief Financial and Administrative Officer

cc:	Robert S. Littlepage, Jr., Accountant Branch Chief
Melissa Hauber, Senior Staff Accountant